Exhibit 21.1

List of Principal Subsidiaries and Variable Interest Entities of the Registrant

Principal Subsidiaries	Place of Incorporation
Oriental Culture Investment Development Limited	Hong Kong
China International Assets and Equity of Artworks Exchange Limited	Hong Kong
HKDAEx Limited	Hong Kong
Nanjing Rongke Business Consulting Service Co., Ltd	PRC

Consolidated Variable Interest Entity	Place of Incorporation
Jiangsu Yanggu Culture Development Company Limited	PRC

Subsidiaries of Consolidated Variable Interest Entities	Place of Incorporation
Nanjing Yanqing Information Technology Co., Ltd	PRC
Nanjing Yanyu Information Technology Co., Ltd.	PRC
Kashi Longrui Business Management Services Ltd.	PRC
Kashi Dongfang Cangpin Culture Development Company Limited	PRC